

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2024

Gavin Michael
Chief Executive Officer
Bakkt Holdings, Inc.
10000 Avalon Boulevard, Suite 1000
Alpharetta, Georgia 30009

> **Re: Bakkt Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 21, 2023**
> **Response Dated November 21, 2023**
> **File No. 333-271361**

Dear Gavin Michael:

We have reviewed your November 21, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Response Dated November 21, 2023

General

1. We note your response to comment 1 that you plan to provide revised disclosure in response to our comments in an amendment to the Company's recently filed Form 10-Q for the quarter ended September 30, 2023 prior to the effectiveness. Please supplementally provide us with proposed draft pages to an amendment to the Form 10-Q. Please also revise to include a recent developments section in your prospectus summary to disclose the Apex Acquisition and related material risks.

2. We note your response and proposed disclosure to comment 2 that, "We generally do not engage in any direct-to-consumer marketing for the acquisition or engagement of end

consumers..." Please delete "generally" from the beginning of this sentence or disclose any exceptions.

3.   We note your proposed disclosure in response to comment 6 that your insurance policy with respect to crypto assets "contains customary exclusions and limitations of coverage as per industry standards." Please expand your disclosure to briefly describe such customary exclusions and limitations of coverage and provide examples, as appropriate.

4.   We note your proposed disclosure in response to comment 7 that all crypto assets that you make available to Customers are transferable to external wallets, with the exception of: (i) Ethereum Classic (ETC) and Dogecoin (DOGE), which are under development and are expected to be supported for transfers in the first quarter of 2024, and (ii) crypto assets made available to Customers residing in the State of New York. Please provide us your legal analysis as to why such instruments included in your list of exceptions and traded through your platform are not derivatives, such as swaps. In this regard, it appears that such trading may be synthetic with Customers depositing cash, trading solely within your closed platform, and being prohibited from withdrawing crypto assets from the platform. In responding to this comment, please address the rights and title a Customer has with respect to such crypto assets traded through your platform.

5.   We note that your proposed disclosure in Annex A defines the term "Client" to include "businesses with whom [you] contract to provide services to Customers on our platforms, and includes financial institutions, hedge funds, merchants, retailers, and other businesses." Please expand this definition to clarify that the term "Client" also includes the third-party partners to which you refer in your disclosures, as you state in response to comment 8. In addition, please tell us how you considered including risk factor disclosure regarding the enforceability of the agreements with Clients that are not in writing and describing any material impacts to your business.

Annex A
Item 5. Other Information, page 1

6.   We note your response to comment 8 and your proposed disclosure in Annex A that you are developing functionalities to transfer supported crypto assets between registered Customers of the Company. Please describe in greater detail the functionalities you are developing, including whether they are intended to create a payment platform or facilitate the matching of transactions between Customers. Further, with respect to your proposed disclosure in Annex A that Customers may purchase crypto assets through the Customer's "Banking as a Service" provider account, please clarify what is meant by this term, and which parties maintain relationships with the bank that is providing the service. Please also revise to clarify that the company is not regulated as a bank and does not have deposit insurance for its customer accounts.

7.   We note your response to comment 9 that your definition of "crypto" asset includes the terms "virtual currencies," "coins," and "tokens." Please explain their meanings so that a

reader without specialized industry knowledge can understand them.

8.   The discussion under "Crypto Asset Trading" on pages 5 - 9 of Annex A focuses primarily on the Customer side of a transaction. Please also provide additional detail on the execution of transactions with liquidity providers (and the inter-relationship between such transactions and the transactions with Customers). For example, and without limitation, please discuss:
   • How many liquidity providers do you route to;
   • How do you determine which liquidity provider to route to for a particular order;
   • The material terms of your relationships with liquidity providers;
   • Whether the execution of a Customer's order contingent on the execution of an offsetting order with a liquidity provider, or alternatively, whether Bakkt Crypto executes a Customer's order and subsequently executes an offsetting order with a liquidity provider. If the latter, please explain why the use of the term "riskless principal" is appropriate in this context;
   • Whether Bakkt Crypto is required to pre-fund any transactions with liquidity providers and, if so, does Bakkt Crypto use its own cash or crypto assets to do so; and
   • Any liquidity risk to the company associated with these arrangements with liquidity providers.

Bakkt Crypto, page 2

9.   We note your response to comment 10 that you do not have any updates at this time on your plans to offer non-fungible tokens or NFTs and your proposed disclosure that you are evaluating the opportunity to purchase and sell NFTs. To the extent that you may offer NFTs to your Customers but do not have a timeline related thereto, please disclose the factors you will consider when determining whether and when to offer NFTs to your Customers. In addition, please identify the local Client with which you have a partnership and customers with in Spain, Mexico, Argentina, and soon Brazil.

Risk Factors, page 3

10.   We note your proposed disclosure in Annex A that Bakkt Trust and Bakkt Crypto hold proprietary assets in the same wallets that hold customer assets. Please expand your risk factor disclosure to discuss related risks. Please also expand your risk factor disclosure to discuss the potential impact of the insolvency of one of your third-party custodians.

11.   We note your proposed disclosure in response to comment 22. Please expand your disclosure in the subsection headed "Custody Services for the Crypto Assets Supported for Trading" to include the information you provide in your response regarding the material terms of your third-party custody arrangements. In addition, your response notes that "[a]ssets stored by Coinbase Custody and Bitgo are held 100% in segregated cold storage." However, you subsequently state that BitGo, at Bakkt Crypto's direction, establishes and maintains wallets for the storage of crypto assets, including cold wallets where BitGo holds *a majority* of the keys and *a majority* of those are stored offline"

Gavin Michael
Bakkt Holdings, Inc.
January 11, 2024
Page 4

(emphasis added). Please reconcile these statements. Please also clarify what you mean by the term "segregated" cold storage in the first sentence (as opposed to unsegregated cold storage). In addition, in the second sentence please explain why only a majority of keys held by BitGo in cold wallets are stored offline. If some portion of the keys held in cold wallets are stored online, it is unclear why those wallets would be considered cold wallets. Please also revise to describe the term and termination provisions of your custody agreements.

Regulatory regimes governing blockchain technologies and crypto, page 12

12. Please tell us how you considered revising your disclosure in this risk factor to address the Digital Financial Assets Law recently enacted in California and its potential impact on the Company.

A crypto asset's status as a "security" in any relevant jurisdiction..., page 14

13. We note your response to comment 26. To the extent that you do not believe it would be appropriate to reference the term "clearing agency" in your disclosure, please provide your analysis as to why you believe an entity that is not registered as a broker-dealer may be eligible to rely on the exclusion from the definition of "clearing agency" for a broker or dealer engaged in customary brokerage or dealing activities, and why you believe the Company would be considered to be engaged in customary brokerage or dealing activities.

Please contact David Lin at 202-551-3552 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Matt Lyons